GCI-Liberty Ventures Internal FAQs for GCI Employees

Filed by General Communication, Inc.
Pursuant to Rule 425
Under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b) of the
Securities Exchange Act of 1934

Subject Company: Liberty Interactive Corporation
Commission File No. 001-33982

Subject Company: General Communication, Inc.
Commission File No. 000-15279

What Is Happening?

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GCI and Liberty Interactive Corporation have announced that they are combining GCI’s operations with certain assets of Liberty Ventures Group, one of Liberty Interactive’s tracking stock groups. This transaction will result in the creation of a new company to be called GCI Liberty. The GCI-Liberty Interactive agreement was signed on April 4, 2017.

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Dr. John Malone, a cable television pioneer, has a significant interest in Liberty Interactive, as well as in Liberty Media and Liberty Global. Dr. Malone was a major backer of GCI early in the company’s history.

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GCI will be the largest operating asset in GCI Liberty, representing 25% of the total asset value of the new company. The Liberty Ventures assets contributed to GCI Liberty will include a minority equity stake in Charter Communications, the second largest cable company in the United States.

•	The existing GCI management team, led by Ron Duncan, will continue to run GCI’s business from Anchorage.

•	GCI’s mission to provide value to customers, growth for investors, and opportunities for employees will continue.

How Did the Transaction Come About?

•	Liberty Interactive made an unsolicited proposal to GCI.

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After careful consideration of the proposal, the GCI Board of Directors authorized negotiations with Liberty Interactive. A special committee of the Board was appointed to manage the negotiation process.

Why Did Our Board Approve the Transaction?

•	The Board and GCI management believe that the transaction is a win for shareholders, employees, and customers. The transaction will:

◦	Benefit GCI shareholders by:

(i)	Immediately realizing the value that the entire GCI team has built over nearly 40 years.

(ii)	Enabling future value growth as GCI continues to grow pursuant to the GCI 400 Plan and the Liberty Ventures assets increase in value.

(iii)	Reducing risk by geographically diversifying GCI beyond Alaska.

◦	Provide all of us GCI employees the opportunity to carry out our existing business plan with our existing leadership team plus the backing of a much larger company.

◦	Better position GCI, as part of a larger company, to compete, innovate, and serve its customers here in Alaska and in the lower 48.

What Are the Terms of the Transaction?

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Each GCI shareholder will receive equity in GCI Liberty. For each share of his or her GCI common stock, a GCI shareholder will receive approximately $32.50 of GCI Liberty stock -- $27.50 in GCI Liberty class A common stock and $5.00 in GCI Liberty preferred stock. Unvested stock award shares will be handled in the same manner.

•	GCI Liberty’s common stock and preferred stock will both be publicly traded.

GCI Company Confidential

GCI-Liberty Ventures Internal FAQs for GCI Employees

•	Liberty Interactive and GCI investors will both have representatives on GCI Liberty’s board of directors.

When Will the Transaction Close?

•	The transaction requires a number of legal and financial steps plus regulatory review at the federal and state level.

•	GCI management expects that the transaction will close by the first quarter of 2018.

What Will Change after Closing?

•	GCI’s current shareholders will receive common and preferred shares in GCI Liberty in exchange for their existing shares of GCI’s common stock.

•	The GCI Board will be replaced by a new GCI Liberty board. Ron Duncan and Donne Fisher, former GCI Board chairman, will serve on the new board.

What Will Not Change after Closing? GCI COMPANY CONFIDENTIAL

•	GCI’s CEO and Management Team. Ron Duncan and the existing team will continue to lead GCI’s business.

•	GCI’s Mission. We will continue to create value for our customers, opportunities for our employees, and growth for our shareholders.

•	GCI’s Dedication to Alaska. We will continue to be Alaska’s trailblazer. We will lead the deployment of new technology and products to connect all our neighbors in the state.

•	GCI’s Declaration of Principles and Basic Principles. Our values will stay the same.

•	GCI’s Commitment to the GCI 400 Plan. We will continue to increase efficiency and effectiveness in pursuit of GCI 400.

Forward-Looking Statement Disclosure
The foregoing contains forward-looking statements regarding GCI’s expected results that are based on management’s expectations as well as on a number of assumptions concerning future events. Actual results might differ materially from those projected in the forward-looking statements due to uncertainties and other factors, many of which are outside GCI’s control. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in GCI’s cautionary statement sections of Forms 10-K and 10-Q filed with the Securities and Exchange Commission.

Additional Information
Nothing in the foregoing shall constitute a solicitation to buy or an offer to sell shares of GCI Liberty, GCI common stock or any of Liberty Interactive’s tracking stocks. The offer and sale of shares in the proposed transactions will only be made pursuant to GCI Liberty’s effective registration statement. Liberty Interactive stockholders, GCI stockholders and other investors are urged to read the registration statement and the joint proxy statement/prospectus to be filed regarding the proposed transactions and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about the proposed transactions. Copies of these SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein are also available, without charge, by directing a request to Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5420. GCI investors can access additional information at ir.gci.com.

Participants in a Solicitation
The directors and executive officers of Liberty Interactive and GCI and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals to approve the proposed transactions. Information regarding the directors and executive officers of Liberty Interactive is available in its definitive proxy statement, which was filed with the SEC on July 8, 2016, and certain of its Current Reports on Form 8-K. Information regarding the directors and executive officers of GCI is available as part of its Form 10-K filed with the SEC on March 2, 2017. For other information regarding the participants in the proxy solicitation

GCI Company Confidential

GCI-Liberty Ventures Internal FAQs for GCI Employees

and a description of their direct and indirect interests, by security holdings or otherwise, will be available in the proxy materials regarding the foregoing to be filed with the SEC. Free copies of these documents may be obtained as described in the preceding paragraph.

GCI Company Confidential